Exhibit 99.2

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2013 in accordance with IFRS:

30 June 2013
$ million
Share capital and reserves
Capital shares (1-2)	5,209
Paid-in surplus (3)	11,240
Merger reserve (3)	27,206
Own shares	(162)
Treasury shares	(20,592)
Available-for-sale investments	—
Cash flow hedge reserve	(800)
Foreign currency translation reserve	3,066
Share-based payment reserve	1,411
Profit and loss account	102,413

BP shareholders’ equity	128,991

Finance debt (4-6)
Due within one year	8,725
Due after more than one year	38,265

Total finance debt	46,990

Total capitalization (7)	175,981

(1)	Issued share capital as of 30 June 2013 comprised 18,939,565,456 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,807,426,495 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2013.
(5)	Obligations under finance leases are included within finance debt in the above table.
(6)	As of 30 June 2013, the parent company, BP p.l.c., had outstanding guarantees totalling $44,668 million, of which $44,638 million related to guarantees in respect of liabilities of subsidiary undertakings, including $43,897 million relating to finance debt by subsidiaries. Thus 93% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 June 2013, $139 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

(7)	There has been no material change since 30 June 2013 in the consolidated capitalization and indebtedness of BP.

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